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                                              Filed by Per-Se Technologies, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933,
                            as amended, and deemed filed pursuant to Rule 14a-12
                           under the Securities Exchange Act of 1934, as amended

                                         Subject Company:  NDCHealth Corporation
                                                  Commission File No.: 001-12392

    On January 6, 2006, Per-Se Technologies, Inc. issued the following press release:



[PER-SE LOGO]                                                PER-SE TECHNOLOGIES
                                                          1145 Sanctuary Parkway
                                                                       Suite 200
                                                       Alpharetta, Georgia 30004

                                                                    877/73PER-SE
                                                                  www.per-se.com


                                              PER-SE CONTACT:
                                              Michele Howard
                                              voice: 770/237-7827
                                              investors@per-se.com

FOR IMMEDIATE RELEASE

                PER-SE STOCKHOLDERS APPROVE COMMON STOCK ISSUANCE
                    IN CONNECTION WITH NDCHEALTH ACQUISITION


ALPHARETTA, GA. -- JANUARY 6, 2006 -- Per-Se Technologies, Inc. (Nasdaq: PSTI) today announced that the Company's stockholders approved the issuance of common stock in connection with its proposed acquisition of NDCHealth Corporation (NYSE: NDC). At a special meeting of stockholders held yesterday, more than 99% of the shares voted approved the proposal. The merger is expected to close promptly.

Upon the closing of the merger, holders of NDCHealth common stock will receive total consideration of $19.50 for each share held. Each share of NDCHealth common stock will be converted into the right to receive $14.05 in cash, plus a number of shares of Per-Se common stock equal to $5.45 divided by an applicable price per share of Per-Se common stock. Unless Per-Se makes certain issuances of common stock prior to the closing, the applicable price per share of Per-Se common stock will be the average of the volume weighted sales prices per share of Per-Se common stock on the Nasdaq National Market for the 20 consecutive full trading days ending on the third trading day prior to, but not including, the closing date of the merger.

ABOUT PER-SE TECHNOLOGIES
Per-Se Technologies (Nasdaq: PSTI) is the leader in Connective Healthcare. Connective Healthcare solutions from Per-Se enable healthcare providers to achieve their income potential by creating an environment that streamlines and simplifies the complex administrative burden of providing healthcare. Per-Se's Connective Healthcare solutions help reduce administrative expenses, increase revenue and accelerate the movement of funds to benefit providers, payers and patients. More information about Alpharetta, Georgia-based Per-Se is available at www.per-se.com.

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                                                                   NEWS RELEASE
                                                                    PAGE 2 OF 2



SAFE HARBOR STATEMENT
This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially from the expectations of management. You are encouraged to consult the filings which Per-Se makes with the Securities and Exchange Commission for more information concerning such risks and uncertainties. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.




IMPORTANT LEGAL INFORMATION
This communication is being made in respect of the proposed merger involving Per-Se Technologies and NDCHealth Corporation. This communication shall not constitute an offer of any securities for sale. Per-Se has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement/prospectus and other relevant documents concerning the proposed merger. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from NDCHealth's website (www.ndchealth.com) under the tab "Investor Relations" through the "SEC Filing" link or from Per-Se's website (www.per-se.com) under the tab "Investors" through the "SEC Filing" link.

                                      # # #

Editor's note: Per-Se Technologies is a registered trademark of Per-Se Technologies, Inc. All other trademarks are the property of their respective owners.